06006555

UNITED STATES

OMB APPROVAL

OMB Number: 3235-0123

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 **AND ENDING** 03/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

SEC MAIL PROCESSING SECTION RECEIVED MAY 30 2006 WASH. D.C. 213

NAME OF BROKER-DEALER:

STONEBRIDGE ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 POST OFFICE SQUARE
BOSTON, MASSACHUSETTS 02109

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD HARVEY, JR., PRESIDENT (617) 357-1770

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP

90 CANAL STREET	BOSTON,	MA	02114
(Address)	(City)	(state)	(Zip Code)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

CHECK ONE:
- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2)*

SEC 1410 (6-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB
7/7/06

OATH OR AFFIRMATION

I RICHARD HARVEY, JR. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONEBRIDGE ASSOCIATES, LLC as of May 25, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard A Harvey Jr
Signature

President
Title

Suzanne Chandler
Notary Public

Suzanne Chandler
NOTARY PUBLIC
My commission expires July 16, 2010

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEBRIDGE ASSOCIATES, LLC

FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2006 AND 2005

STONEBRIDGE ASSOCIATES, LLC

Years Ended March 31, 2006 and 2005

Table of Contents

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Financial Condition	2
Statements of Income	3
Statements of Members' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-11
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION	12
SUPPLEMENTARY INFORMATION:	
Statements of Operating Expenses	13
Computation of Net Capital	14
INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5	15-16
Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3	17
Reconciliation of Unaudited Computation of Net Capital to Audited Computation of Net Capital	18

BROWN&BROWN

Brown & Brown, LLP | Boston | Westborough
Certified Public Accountants | Business and Financial Advisors

To the Members of
Stonebridge Associates, LLC
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Stonebridge Associates, LLC (the "Company") as of March 31, 2006 and 2005 and the related statements of income, members' equity, and cash flows for the years then ended. The financial statements that you are filing pursuant to Rule 17-a5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonebridge Associates, LLC as of March 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Brown & Brown, LLP

Boston, Massachusetts
May 19, 2006

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com
1500 West Park Drive, Suite 200 Westborough, MA 01581 | Tel. 508 475-0400 | Fax 508 475-0405

STONEBRIDGE ASSOCIATES, LLC
Statements of Financial Condition
March 31, 2006 and 2005

	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 386,252	$ 94,393
Accounts receivable (net of allowance of $0 and $39,383 in 2006 and 2005, respectively)	136,408	67,935
Deferred costs	323,689	406,505
Prepaid expenses	65,586	50,457
Total current assets	911,935	619,290
Property and equipment, net	8,285	30,082
Other assets:		
Investments, at cost	3,388	60,000
Interest receivable (membership subscription)	23,858	20,118
Other assets	13,990	14,858
Total assets	$ 961,456	$ 744,348
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 44,367	$ 58,630
Accrued payment for Preferred A interest	105,000	-
Accrued compensation	-	12,837
Total current liabilities	149,367	71,467
Commitments (Note 4)		
Members' equity:		
Common members	(533,938)	(774,616)
Special common members	9,954	(2,576)
Preferred A members	-	93,000
Preferred B members	1,389,500	1,410,500
Membership subscription receivable	(53,427)	(53,427)
Total members' equity	812,089	672,881
Total liabilities and members' equity	$ 961,456	$ 744,348

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOICATES, LLC
Statements of Income
Years Ended March 31, 2006 and 2005

	2006	2005
Revenue:		
Mergers and acquisitions	$ 1,209,788	$ 1,408,855
Private placements	121,935	750,500
Financial advisory	742,481	117,591
Reimbursed expenses	89,134	87,389
Total revenue	2,163,338	2,364,335
Operating expenses	2,336,636	2,233,362
(Loss) income from operations	(173,298)	130,973
Other income:		
Sale of warrants	792,625	-
Loss on impaired investments	(60,000)	-
Interest income	7,237	7,146
Recovery of bad debt	39,383	520
Net income	$ 605,947	$ 138,639

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOCIATES, LLC
Statements of Members' Equity
Years Ended March 31, 2006 and 2005

	Common Members	Special Common Members	Preferred A Members Redeemable	Preferred A Members Non Redeemable	Preferred B Members Redeemable	Membership Subscription Receivable	Total
Balance, March 31, 2004	$ (602,620)	$ 67,789	$ 18,600	$ 74,400	$ 1,310,000	$ (68,427)	$ 799,742
Common membership issuance	70,000	-	-	-	-	-	70,000
Common Member Class B preferred issuance	-	-	-	-	100,500	-	100,500
Distributions to members	(170,900)	(65,000)	-	(18,600)	(196,500)	-	(451,000)
Payments on subscription receivable	-	-	-	-	-	15,000	15,000
Allocation of net income	(71,096)	(5,365)	-	18,600	196,500	-	138,639
Balance, March 31, 2005	(774,616)	(2,576)	18,600	74,400	1,410,500	(53,427)	672,881
Common Member Class B preferred net redemption	-	-	-	-	(9,000)	-	(9,000)
Distributions to members	(216,145)	(10,000)	-	-	(126,594)	-	(352,739)
Exchange of Class A shares for Class B shares	-	-	(18,600)	(74,400)	150,000	-	57,000
Distribution to Class A members upon exchange	-	-	-	-	(162,000)	-	(162,000)
Allocation of Final Net income	456,823	22,530	-	-	126,594	-	605,947
Balance, March 31, 2006	$ (533,938)	$ 9,954	$ -	$ -	$ 1,389,500	$ (53,427)	$ 812,089

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOCIATES, LLC
Statements of Cash Flows
Years Ended March 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 605,947	$ 138,639
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	23,617	34,482
Provision for bad debt	(39,383)	39,383
Write-off of impaired investment	60,000	-
Gain on sale of warrants	(792,625)	-
Equities received as payment for services rendered	(3,388)	-
Changes in operating assets and liabilities:		
Accounts receivable	(29,090)	42,721
Prepaid expenses	(15,129)	7,136
Deferred costs	82,816	(72,715)
Other assets	868	1,954
Accrued interest receivable	(3,740)	(5,391)
Accounts payable and accrued expenses	(14,263)	11,576
Accrued payment for Preferred A interest	-	-
Accrued compensation	(12,837)	(30,879)
Net cash (used in) provided by operating activities	(137,207)	166,906
Cash flows from investing activities:		
Proceeds from sale of warrants	792,625	-
Cash paid for purchase of property and equipment	(1,820)	(1,110)
Net cash provided by (used in) investing activities	790,805	(1,110)
Cash flows from financing activities:		
Proceeds from issuance of Preferred B interest	-	100,500
Net proceeds (payments) from common interest issuance (redemption)	(9,000)	70,000
Distribution to members	(352,739)	(451,000)
Redemption of Preferred A interest	-	-
Payments against subscriptions receivable	-	15,000
Net cash used in financing activities	(361,739)	(265,500)
Net change in cash and cash equivalents	291,859	(99,704)
Cash and cash equivalents, beginning of year	94,393	194,097
Cash and cash equivalents, end of year	$ 386,252	$ 94,393
Supplemental Schedule of Non-Cash Financing Activities		
Distribution to Class A members upon exchange of Class B interest	$ 150,000	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Stonebridge Associates, LLC (the "Company") was formed as a limited liability company on January 18, 1996 and is a registered broker-dealer under the Securities Act of 1934. The Company provides merger and acquisition services, capital raising through private sales of equity and debt securities, and other financial advisory services to companies primarily throughout the United States.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition
Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of a binding engagement letter, the Company's fee is fixed or determinable, collection of the related receivable is reasonably assured, and customer acceptance criteria, if any, has been successfully demonstrated. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. On certain engagements, the Company collects retainers from customers as work is performed. Retainers are recognized when billed, in accordance with the engagement letter, to the extent of engagement costs to date.

Reimbursed Expenses
The Company accounts for reimbursed expenses in accordance with Emerging Issues Task Force No. 01-14, *"Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses"*. Accordingly, all reimbursed expenses are included in gross revenue because the Company is the primary obligator, has discretion in selecting a supplier, and bears all the credit risk of paying the supplier prior to receiving reimbursement from the customer.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be cash equivalents.

Concentration of Credit Risk and Significant Customers
Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its temporary cash investments with financial institutions which management considers to be of high credit quality. At times, such investments may be in excess of the Federal Insurance Deposit Corporation ("FDIC") insurance limit. The Company provides credit to customers in the normal course of business and collateral is not required for accounts receivable, but ongoing credit evaluations of customers are performed.

Management maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. Allowances are based on periodic assessment of overdue accounts, outstanding disputes, historical collection trends, and information on customers' liquidity and financial condition. If the financial condition of the Company's customers were to deteriorate and thereby result in an inability to make payments, additional allowances would be required. At March 31, 2006 and 2005, the allowance for doubtful accounts was $0 and $39,383, respectively. The $39,383 included in the 2005 account balance was collected in 2006 and is included in other income as recovery of bad debt.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk and Significant Customers (Continued)
For the year ended March 31, 2006, four customers accounted for approximately 48% of the Company's net revenue and two customers accounted for 86% of accounts receivable. For the year ended March 31, 2005, five customers accounted for approximately 68% of the Company's net revenue and one customer accounted for 92% of accounts receivable.

Deferred Costs
Deferred costs include direct operating costs associated with the delivery of the Company's services which have been capitalized until the time service revenue is recognized. The principal elements of deferred costs are payroll and related expense and occupancy expenses.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Purchases over $1,000 are capitalized as property and equipment. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. The principal estimated useful lives are five years for computer equipment, seven years for office equipment and furniture and fixtures. Leasehold improvements are amortized on a straight line basis over the shorter of the lease terms or their estimated useful lives. Repair and maintenance costs are expensed as incurred. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

Long-Lived Assets
In accordance with SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*", the Company reviews long-lived assets and all amortizing intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

Investments
Investments in companies in which the Company has no significant influence are carried at cost. Investments consist of convertible preferred stock and warrants to purchase common stock of non public entities received as partial payment for services that the Company rendered. The investments are valued utilizing original offering prices or pricing models and are non-voting shares subject to transfer restrictions because they were not registered under the Securities Act of 1934. Currently, no public market exists for these shares and the Company considers this to be a long-term investment and they are recorded at cost.

In September 2004, the Company received, as partial payment for financial advisory services, warrants to purchase 75,000 unregistered shares of MicroFinancial, Inc. stock at an exercise price of $3.70 per share. The Company assigned no value to the warrants due to the underlying securities being unregistered.

In January of 2006, the Company exercised and sold 75,000 warrants that it was carrying at zero value. The underlying shares were repurchased by the seller for $13.26 per share less $2.70 per share for the exercise price. Total proceeds for this transaction were approximately $792,000.

During the fiscal year ended March 31, 2006, the Company was notified by the bankruptcy court that stock the Company was carrying at $60,000 had become worthless. The Company therefore recorded an impairment loss of $60,000.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Expense
The cost of advertising is expensed as incurred. Costs are included in operating expense and totaled $30,837 and $38,211 during the years ended March 31, 2006 and 2005, respectively.

Comprehensive Income
The Company has no other reportable comprehensive loss items to report, other than net loss, for the periods presented.

Income Taxes
The Company is treated as a partnership for federal and state income tax purposes. Consequently, members are taxed individually on their proportionate share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for income taxes.

Variable Interest Entities
Effective January 2005, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46R, *"Consolidation of Variable Interest Entities"* ("FIN No. 46R"). This interpretation addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest. The interpretation requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses from the VIE's activities or entitled it to receive a majority of the expected residual returns of the entity. FIN No. 46R also requires disclosure about VIEs that the company is not required to consolidate, including the nature, purpose, size, and activities of the variable interest entity and the enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity. Management has determined that no variable interest entities exist which would require disclosure or consolidation in the financial statements as of March 31, 2006.

Recently Issued Accounting Standards
In May 2005, the FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections"* ("SFAS No. 154"). This statement replaces APB Opinion No. 20, *"Accounting Changes"*, and FASB Statement No. 3, *"Reporting Accounting Changes in Interim Financial Statements"*, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. The Company is required to adopt SFAS No. 154 on January 1, 2006; however, management does not expect the adoption of SFAS No. 154 to have a material impact on the Company's cash flows, results of operations, or financial position.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at March 31:

	2006	2005
Furniture and fixtures	$ 102,681	$ 102,681
Computer equipment	51,654	74,855
Leasehold improvements	103,681	103,681
	258,016	281,217
Less: accumulated depreciation	(249,731)	(251,135)
	$ 8,285	$ 30,082

Depreciation and amortization expense for the years ended March 31, 2006 and 2005 was $23,617 and $34,482, respectively.

NOTE 3 - MEMBERS' EQUITY

On April 1, 1996, the Stonebridge Associates, LLC Operating Agreement (the "Operating Agreement") created two classes of ownership; Common Interest Members (the "Common Interest") and Class A Preferred Interest Members (the "Class A Interest") (collectively the "Members").

On April 1, 2000, the members entered into a certain Amendment to the Operating Agreement (the "2000 Amendment") which created Special Common Interest Members (the "Special Common Interest"). Special Common Interest Members receive all the same rights (including without limitation, voting rights) as the Common Interest Members, except that Special Common Interest Members shall not be entitled to receive distributions upon dissolution other than an amount equal to any unreturned capital, plus any earned but unpaid distributions.

On January 31, 2002, in connection with the redemption of the interest of certain Class A Interest members, the Members approved the amendment of the Operating Agreement (the "Amended Operating Agreement"). The Amended Operating Agreement established the Class B Preferred Interest Members ("Class B Interest") while retaining the Class A Interest (collectively the "Preferred Interest Members").

On March 31, 2006, in connection with the redemption of the remaining interests of Class A Interest members, the Members approved an additional amendment of the Operating Agreement (the "March 2006 Amendment"). In this redemption, the Class A Interest members exchanged their Class A Interests for a combination of cash and Class B Interests. The March 2006 Amendment eliminated the rights and priorities of the Class A Interests.

Allocation of Profits and Loss
Profits are allocated first to the Preferred Interest Members until they have received, on a cumulative basis since inception of the Company, an amount of profits equal to all amounts of cash and property distributed to them under the March 2006 Amendment other than distributions of unreturned capital with the balance to the Common Interest Members and Special Common Interest Members. All losses are distributed to Common Interest Members and Special Common Interest Members.

Distributions
Distributions of cash will first be made to all Common Interest Members in an amount sufficient to pay applicable tax obligations. Class B Preferred members will receive distribution of profits equal to 15% of their unreturned capital. Thereafter, profits are distributed to Common Interest Members. Class B members' distributions are non-cumulative; they have no rights to receive any deficiencies from prior years. No Member may transfer all or any part of their interest in the Company without prior written approval of the directors of the Company.

NOTE 3 - MEMBERS' EQUITY (Continued)

Redemption of Preferred Interests

Class B Interest members shall have the option, exercisable within 90 days after the commencement of each accounting year, to require the Company to redeem up to 100% of their Class B Interest at the purchase price equal to their unreturned capital plus unpaid distributions. At the Company's election, the purchase price will be paid (i) by a five-year promissory note of the Company, (ii) in cash, or (iii) by a combination of cash and such a promissory note. In the event that the Company elects to pay some or all of the purchase price by a promissory note of the Company, such note shall bear interest at the rate of 7% per annum or, if higher, at the applicable federal rate. In all events, such note shall have such terms as are necessary in order for it to qualify as capital for purposes of the rules and regulations of NASD Regulation, Inc.

Membership Subscription Receivable

On April 1, 2000, the Company issued a Special Common Interest Membership to a manager of the Company. In return for the Special Common Interest, the Company received $20,000 and issued a promissory note (the "Note") for $87,544 (the "Principal Amount") which was recorded as a subscription receivable in members' equity. The Note bears interest at 7% which is payable in arrears on the last business day of each calendar year. The Note is secured by the member's 5% Special Common Interest in the Company, which may or may not provide adequate collateral for the Note. As a result, the Company applies variable plan accounting to the Note and, accordingly, compensation cost is estimated at the end of each period as the amount by which the fair value of the membership interest in the Company exceeds the exercise price of the membership interest to be paid for under the Note. As of March 31, 2006 and 2005, no compensation expense has been recorded, respectively.

As of March 31, 2006, required payments of principal and accrued interest had not been paid in full and, accordingly, the Note is in default. The Company has elected not to exercise its remedies applicable to the default on the Note. As of March 31, 2006 and 2005, the outstanding balance on the Note was $53,427 and accrued interest receivable was $23,858 and $20,118, respectively. Subsequent to the end of the year a principal payment of $10,000 was made against the Note.

Option Agreement

On April 1, 2000, the Company entered into an option agreement (the "Option") with a member of management and holder of a Special Common Interest (the "Member"). The Member has the option to convert the Member's Special Common Interests to Common Interests at the Option exercise price of $88,256. The Option expires on the 10th anniversary of the Option agreement and upon the Member's election can be extended for an additional 10 year term. The Member is entitled to exercise the Option only in the event of a dissolution distribution of the Company pursuant to the Amended Operating Agreement. In the event the Member ceases to be employed or to be a member of the Company, the Option will cease to be exercisable as of the effective date of the termination.

Option Agreement (Continued)

Because the option is exercisable only in the event of dissolution, a measurement date for the Option was not able to be established and therefore is subject to variable plan accounting treatment, resulting in a re-measurement of the compensation expense at the end of each period. As of March 31, 2006 and 2005, no compensation expense has been recorded related to the Option, respectively.

NOTE 4 - COMMITMENTS

Operating Leases
The Company leases office equipment under various non-cancelable operating leases which terminate through 2008. The Company leases its office and storage space in Boston, Massachusetts under a non-cancelable operating lease. On May 24, 2004, the Company negotiated an amendment (the "Amendment") to the lease which changed the monthly payment and extended the lease term through August 31, 2011. Under the terms of the original lease and the Amendment, the Company assumes related operating expenses. The Amendment allows the Company to incur up to $63,940 in leasehold improvements reimbursable by the lessor ("Landlord's Contribution").

Minimum lease payments under the non-cancelable operating lease for the next five years are as follows:

2007	$ 213,601
2008	221,594
2009	221,594
2010	221,594
2011 and thereafter	304,681
	$ 1,183,064

Occupancy expense, including operating expenses, for the years ended March 31, 2006 and 2005 were $192,587 and $245,963, respectively.

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) Retirement Plan (the "Plan") which is open to substantially all employees meeting the age and length of service requirements set forth in the Plan. The Company's discretionary contributions to the Plan for the years ended March 31, 2006 and 2005 were $28,381 and $26,650, respectively.

NOTE 6 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act of 1934, the Company is required to maintain a minimum net capital of the greater of $5,000 or 6.67% of aggregate liabilities and a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1 as defined under such provisions.

Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2006, the Company had net capital of $236,885 which was $226,927 in excess of its required net capital of $9,958. At March 31, 2005, the Company had net capital of $22,926 which was $17,926 in excess of its required net capital of $5,000. At March 31, 2006 and 2005, the Company's net capital ratio was .63 to 1 and 3.12 to 1, respectively.

BROWN&BROWN

Brown & Brown, LLP | Boston | Westborough
Certified Public Accountants | Business and Financial Advisors

To the Members of
Stonebridge Associates, LLC
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on the following pages is presented for the purpose of additional analysis and, although not required for a fair presentation of financial position, results of operations, and cash flows, was subjected to the audit procedures applied in the audits of the basic financial statements. In our opinion, the supplementary information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
May 19, 2006

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com
1500 West Park Drive, Suite 200 Westborough, MA 01581 | Tel. 508 475-0400 | Fax 508 475-0405

STONEBRIDGE ASSOCIATES, LLC
Statements of Operating Expenses
Years Ended March 31, 2006 and 2005

	2006	2005
Salaries and bonuses	$ 1,482,509	$ 1,311,210
Occupancy expense	192,587	245,963
Payroll taxes	102,123	90,398
Employee benefits	88,049	84,576
Research	67,251	62,786
Accounting	66,195	55,740
Travel	66,021	48,909
Office expenses	56,280	30,948
Marketing and advertising	30,837	38,211
Meals and entertainment	28,385	28,107
Retirement plan contributions	28,381	26,650
Amortization and depreciation	23,617	34,482
Telephone	22,223	21,934
Insurance	16,100	30,295
Legal	13,358	9,154
NASD license fees	11,979	13,639
Recruiting	8,353	10,405
Fees and services	5,959	3,013
Temporary labor	5,957	1,162
Messenger and delivery	5,064	5,271
Repairs and maintenance	4,241	8,061
Contributions	3,925	3,660
Subscriptions	3,402	6,819
Postage	2,873	1,198
Equipment rental	967	10,488
Bad debt	-	39,383
Consulting expense	-	10,900
	$ 2,336,636	$ 2,233,362

STONEBRIDGE ASSOCIATES, LLC
Computation of Net Capital
March 31, 2006

Total members' equity			$ 812,089
Less: non-allowable assets			(575,204)
Net capital			236,885
Net capital requirement:			
1/15 x aggregate indebtedness or	$	9,958	
minimum dollar net capital requirement	$	5,000	9,958
Excess net capital			$ 226,927
Aggregate indebtedness			$ 149,367
Percentage of aggregate indebtedness to net capital			63%

See Independent Auditors' Report.

BROWN&BROWN

Brown & Brown, LLP | Boston | Westborough
Certified Public Accountants | Business and Financial Advisors

To the Members of
Stonebridge Associates, LLC
Boston, Massachusetts

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Stonebridge Associates, LLC (the "Company") for the year ended March 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stonebridge Associates, LLC that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com
1500 West Park Drive, Suite 200 Westborough, MA 01581 | Tel. 508 475-0400 | Fax 508 475-0405

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Brown & Brown, LLP

Boston, Massachusetts
May 19, 2006

STONEBRIDGE ASSOCIATES, LLC
Computation for Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3
March 31, 2006

Stonebridge Associates, LLC does not carry security accounts for customers or perform custodial functions relating to customer securities and is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 under paragraph K2 (B).

STONEBRIDGE ASSOCIATES, LLC
Reconciliation of Unaudited Computation of
Net Capital to Audited Computation of Net Capital
March 31, 2006

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1 are reconciled as follows:

Unaudited computation of net capital per most recent quarterly filing		$ 254,463
Audit adjustments:		
Adjust accrued expenses to actual	(17,578)	
Net change in net capital		(17,578)
Audited computation of net capital		$ 236,885